

13003240



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 7/16/13

DIVISION OF
CORPORATION FINANCE

Received SEC
AUG 07 2013
Washington, DC 20549

August 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8-7-13

Robert T. Clarkson
Jones Day
rtclarkson@jonesday.com

Re: Oclaro, Inc.
Incoming letter dated July 16, 2013

Dear Mr. Clarkson:

This is in response to your letter dated July 16, 2013 concerning the shareholder proposal submitted to Oclaro by Thomas Soares. We also have received letters from the proponent dated July 18, 2013 and July 19, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Thomas Soares

*** FISMA & OMB Memorandum M-07-16 ***

August 7, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Oclaro, Inc.
Incoming letter dated July 16, 2013

The proposal would "limit executive base salary to $250,000 per officer, and convert any current base salary above that amount to restricted stock."

We are unable to conclude that Oclaro has met its burden of establishing that Oclaro may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Oclaro may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, July 18, 2013 1:07 PM
To: rtclarkson@jonesday.com; Kendall Cowan; shareholderproposals
Subject: Response to Request for Omission of Shareholder Proposal of Mr. Thomas Soares

Follow Up Flag: Follow up
Flag Status: Completed

Mr. Clarkson, et. al.,

I have received a formal written copy of your request to file a no-action request with the SEC, dated July 16, 2013 and the reason you stated for requesting no-action. I believe the SEC permits me 14 days from the date of your action to correct any deficiencies in the proposal. Please note that the proposal itself contained no specific implementation details or timetables for the board to complete the action. As the writer of the proposal, I believe this allows the board to implement the proposal, on an officer-by-officer basis, as early as possible, varying by existing employment contracts, so as not to breach any existing contracts. However, I do intend to amend the proposal within 14 days by providing clarification language, specifying that the proposal should be implemented as soon as possible on an officer-by-officer basis, but not breaching any existing contracts.

Very Respectfully,

Thomas Soares

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, July 19, 2013 1:37 PM
To: rtclarkson@jonesday.com; Kendall Cowan; shareholderproposals
Subject: Re: Response to Request for Omission of Shareholder Proposal of Mr. Thomas Soares

Follow Up Flag: Follow up
Flag Status: Completed

Mr. Clarkson, et. al.,

I have received guidance not to submit a revision until such time that the SEC reaches a decision on your no-action request. I will submit to the SEC the argument I made in my previous email: that no specific implementation timetable gives the board the ability to implement the proposal on an officer-by-officer basis, as early as legally feasible, so as not to breach any existing contracts. Such clarificatory language can be added to the proposal as a condition for inclusion by the SEC. If the SEC issues a no-action response, and requests that I make revisions as a condition for inclusion in the proxy materials, then I will do so at that time.

Regards,

Thomas Soares

On Thu, Jul 18, 2013 at 1:07 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:
Mr. Clarkson, et. al.,

I have received a formal written copy of your request to file a no-action request with the SEC, dated July 16, 2013 and the reason you stated for requesting no-action. I believe the SEC permits me 14 days from the date of your action to correct any deficiencies in the proposal. Please note that the proposal itself contained no specific implementation details or timetables for the board to complete the action. As the writer of the proposal, I believe this allows the board to implement the proposal, on an officer-by-officer basis, as early as possible, varying by existing employment contracts, so as not to breach any existing contracts. However, I do intend to amend the proposal within 14 days by providing clarification language, specifying that the proposal should be implemented as soon as possible on an officer-by-officer basis, but not breaching any existing contracts.

Very Respectfully,

Thomas Soares

JONES DAY

SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303
TELEPHONE: 650-739-3939 • FACSIMILE: 650-739-3900

July 16, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington DC 20549

Re: *Omission of Shareholder Proposal of Mr. Thomas Soares — Rule 14a-8*

Ladies and Gentlemen:

On behalf of Oclaro, Inc., a Delaware corporation (the "***Company***"), we are enclosing a copy of a proposal (the "***Shareholder Proposal***") submitted by Mr. Thomas Soares (the "***Proponent***") for inclusion in the Company's proxy materials ("***2013 Proxy Materials***") for the Company's 2013 annual meeting of shareholders (the "***2013 Annual Meeting***"). For the reasons set forth below, the Company intends to omit the Proposal from the 2013 Proxy Materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, confirmation from the staff of the Division of Corporation Finance (the "***Staff***") that it will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company omits the Shareholder Proposal.

Attached hereto as Exhibit A is a copy of the letter, dated May 7, 2013, from the Proponent submitting the Proposal (the "***Proponent's Letter***"). Attached hereto as Exhibit B are copies of e-mail correspondence between the Proponent and Kendall Cowan, the Chairman of the Compensation Committee of the Company's Board of Directors regarding the Shareholder Proposal. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), we have submitted this letter on behalf of the Company, together with the Shareholder Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the date on which the Company anticipates filing its definitive 2013 Proxy Materials with the Commission.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Shareholder Proposal from the 2013 Proxy Materials. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If the Proponent elects to submit correspondence to the Staff with respect to the Shareholder Proposal, we hereby request that the Proponent concurrently furnish a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal reads as follows:

"RESOLVED, that Oclaro, Inc. limit executive base salary to $250,000 per officer, and convert any current base salary above that amount to restricted stock, at a share price equal to the split-adjusted 52-week high for the previous calendar year. Cash will be paid in-lieu [sic] of fractional shares."

BASIS FOR EXCLUSION

The Company believes that the Shareholder Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Shareholder Proposal would cause the Company to be in violation of California law.

ANALYSIS

The Company May Exclude the Shareholder Proposal Under Rule 14a-8(i)(2) Because the Shareholder Proposal Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal from the company's proxy materials if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. As further discussed below and for the reasons set forth in the legal opinion regarding California law from Jones Day, attached hereto as Exhibit C (the "***California Law Opinion***"), we believe that if the Company were to adopt the Shareholder Proposal as recommended and limit executive base salary to $250,000 per officer and convert any current base salary above that amount to restricted stock, the Company would breach an existing employment arrangement with its Chief Executive Officer. As a result, the Company would violate California contract law. Accordingly, the Shareholder Proposal should be excluded under Rule 14a-8(i)(2).

Although the Company is incorporated under the laws of the State of Delaware, its headquarters are located in the State of California and many of its contracts are governed by California law. The Company has recently entered into an employment arrangement with Greg Dougherty, the new Chief Executive Officer of the Company, in connection with his being appointed to the position effective June 6, 2013. Although the Company and Mr. Dougherty are still finalizing the written employment agreement that will memorialize the terms of his employment with the Company, the parties have agreed in principle to the material terms of his employment (the "***Dougherty Employment Terms***"), as evidenced by the Company's filing of its Current Report on Form 8-K (Commission File No. 000-30684), filed with the Commission on June 12, 2013, under Item 5.02. The Company and Mr. Dougherty have agreed that the written employment agreement will be governed by California law. The Dougherty Employment Terms, among other compensation terms, provide that Mr. Dougherty will receive a base salary of $600,000 per year and a signing bonus of $300,000 in cash and will be eligible for a cash bonus of up to $600,000, and do not provide for payment of any portion of such amounts in the form of restricted stock.

Due to the fact that the Dougherty Employment Terms obligate the Company to pay Mr. Dougherty a base salary in an amount that is greater than $250,000 and do not permit the conversion of base salary above this amount into restricted stock or other equity, if the Company were to implement the Shareholder Proposal – which seeks to limit the executive base salary of each officer of the Company to $250,000 and pay any additional compensation in restricted stock – the Company believes it would breach the terms of the arrangement with Mr. Dougherty.

The Staff has recognized that if a proposal would cause a company to breach existing contracts, the proposal may be omitted from a company's proxy statement under Rule 14a-8(i)(2). Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB 14B***") provides that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2). . . . because implementing the proposal would require the company to violate applicable law. . ."

Pursuant to Rule 14a-8(i)(2), the Staff has permitted the exclusion of shareholder proposals requesting that a company breach its existing contractual obligations. *See e.g., Occidental Petroleum Corporation* (Jan. 20, 2010) (concurring in the omission of a proposal under Rule 14a-8(i)(2) because it may cause the company to breach existing compensation agreements); *General Electric Company* (Dec. 31, 2009) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because implementation of the proposal may cause the company to breach an existing contract); *Citigroup, Inc.* (Feb. 18, 2009) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may cause the company to breach existing employment agreements); *NVR, Inc.* (Feb. 17, 2009) (same); *Bank of America, Corp.* (Feb. 26, 2008) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may violate the confidentiality provisions of an existing consulting agreement under North Carolina law); *Hudson United Bancorp* (recon. March 2, 2005) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may cause the company to breach existing contractual arrangements with executive officers under New Jersey law); and *3M Company* (Feb. 17, 2004) (agreeing that a proposal that may cause the breach of an existing employment agreement may be excludable under Rule 14a-8(i)(2)).

Therefore, because implementation of the Shareholder Proposal could cause the Company to violate California law, as noted in the California Law Opinion, the Company believes it should be excluded from the Company's 2013 Proxy Materials under Rule 14a-8(i)(2).

CONCLUSION

For the reasons stated above and in the California Law Opinion, the Company believes that the Shareholder Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2). Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal in its entirety from the 2013 Proxy Materials.

I would be happy to provide you with any additional information or answer any questions that you may have regarding this matter. Please do not hesitate to contact me at (650) 739-3996 if I can be of any further assistance in this matter.

Very truly yours,



Robert T. Clarkson

Enclosures

cc: Mr. Thomas Soares

*** FISMA & OMB Memorandum M-07-16 ***

Kate Rundle, Esq. (Oclaro, Inc.)

Exhibit A

The Proponent's Letter and the Sharcholder Proposal

See Attached.

May 7, 2013

Oclaro, Inc.
2560 Junction Avenue
San Jose, California 95134
Attention: Corporate Secretary

RE: Shareholder Proposal

Dear Sir or Madam,

My name is Thomas Soares, of *** FISMA & OMB Memorandum M-07-16 *** . I have been an Oclaro shareholder since 2011 and hold the following positions through my brokerage firm Merrill Lynch:

*** FISMA & OMB Memorandum M-07-16 ***

Enclosed, please find the shareholder proposal that I would like the shareholders to vote on at the annual shareholder meeting this year. I intend to hold my shares through the meeting and believe I have satisfied all the rules and regulations pursuant to Exchange Act, Rule 14a-8. If you would like further clarifications or need additional information, please contact me via phone or email:

Phone: *** FISMA & OMB Memorandum M-07-16 ***
Email:

As a courtesy, I would ask that you contact me via phone or email to confirm that you have received and reviewed this document, and intend to include it in proxy materials.

Very respectfully,



Thomas Soares

SHAREHOLDER PROPOSAL

RESOLVED, that Oclaro, Inc. limit executive base salary to $250,000 per officer, and convert any current base salary above that amount to restricted stock, at a share price equal to the split-adjusted 52-week high for the previous calendar year. Cash will be paid in-lieu of fractional shares.

SUPPORTING STATEMENT

Currently, Oclaro share price has seen a precipitous decline in share price since 2011. In order to more strongly encourage officers to take the necessary corrective actions, there needs to be a stronger tie between executive compensation and share price. Converting any current base salary above $250,000 to stock compensation at a share price equal to the previous year's 52-week high will require the current value of the stock to reach that price in order for officers to maintain equivalent levels of base salary compensation. In other words, if the stock remains below those levels, they will make less compensation than in previous years, and if they can exceed those levels, they will be justly rewarded with higher compensation.

As an example, consider a 52-week high of $5 for 2012 and a base salary of $575,000. The amount above $250,000 ($325,000) will be converted to 65,000 shares of restricted stock at $5 per share. If the current market value of the stock is $1.50, this compensation will only be valued at $97,500. Thus, there has been established a much stronger incentive to bring the stock price back to $5 or higher.

Exhibit B

E-Mail Correspondence

See Attached.

From: Tom Soares *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, July 04, 2013 9:33 PM
To: Kendall Cowan
Subject: Re: phone call

Hi Kendall,

It was great talking to you the other day and discussing the various implications of my proposal. I have thought about various scenarios over the past several days and would like to make note of a few things.

The proposal only places a limit on the base salary that can be paid to an executive. It does not limit the amount of additional units of restricted stock that can be awarded. If the new CEO and compensation committee have a particular officer they would to retain, this does not limit their ability to provide additional stock incentive to retain those key personnel. This will be key as the new executive team places together an actionable plan to turn this company around, and will be an effective & strategic tool at both retaining key personnel and also weeding out those officers not capable of following through on execution.

Personally, I believe that shareholders will receive the proposal very positively, and it will have a positive effect on the share price. That, in itself, will make the restricted stock conversion more valuable to the officers. I also believe that a vote of support from the board and management team will have an even greater positive impact on the share price. It will announce to the world that the executive team is so confident in its ability to execute that they are willing to take a temporary pay cut for a much larger reward down the road. That level of confidence is exactly what the shareholders need to see.

All in all, my thought was that this proposal could be a very powerful and strategic tool for the company. A lot can change in four months and not including this proposal in the proxy materials would be one less tool we have available to bring this company in the right direction. Therefore, I WOULD like to continue as planned and place the proposal in the proxy materials and have it brought up for a vote at the shareholder meeting later this year.

Thanks again for bringing up some great points in our discussions.

Very Respectfully,

Tom Soares

On Mon, Jul 1, 2013 at 2:12 PM, Kendall Cowan <kcowan@cowan-group.com> wrote:
Thanks for your voice mail. I am available to visit with you anytime over the next 2 hours. Please call me at (806) 392-6600.

Exhibit C

California Law Opinion

See Attached.

JONES DAY

SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303
TELEPHONE: 650-739-3939 • FACSIMILE: 650-739-3900

July 16, 2013

Oclaro, Inc.
2560 Junction Avenue
San Jose, California 95134

Re: *Shareholder Proposal of Mr. Thomas Soares*

Ladies and Gentlemen:

We have acted as counsel to Oclaro, Inc., a Delaware corporation (the "***Company***"), in connection with its response to a shareholder proposal (the "***Proposal***") submitted by Mr. Thomas Soares (the "***Proponent***") for consideration at the Company's 2013 Annual Meeting of Stockholders. In connection therewith, you have requested our opinion as to whether the Proposal would, if implemented, cause the Company to violate California law.

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinions, including:

(1) the Company's Current Report on Form 8-K (Securities and Exchange Commission ("***SEC***") File No. 000-30684), filed with the SEC on June 12, 2013, relating to the terms of employment of Mr. Greg Dougherty as the Chief Executive Officer of the Company (attached hereto as Exhibit A) (the "***June 2013 8-K***"); and

(2) the Proposal, and the supporting statement thereto.

We have assumed, for purposes of the opinion expressed herein, the authenticity of original and certified documents, the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies and that all documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have also assumed, for purposes of the opinion expressed herein, that the Company would take only those actions specifically called for by the language of the Proposal.

As to facts material to the opinions and assumptions expressed herein, we have, with your consent, relied upon oral and written statements and representations of officers and other representatives of the Company and others. We have conducted no independent factual investigation of our own, but rather have relied solely on the documents that we have reviewed, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

The Proposal reads as follows:

"RESOLVED, that Oclaro, Inc. limit executive base salary to $250,000 per officer, and convert any current base salary above that amount to restricted stock, at a share price equal to the split-adjusted 52-week high for the previous calendar year. Cash will be paid in-lieu [sic] of fractional shares."

OPINION

You have asked our opinion as to whether the Proposal would, if implemented, cause the Company to violate California law. Assuming the Company takes only those actions specifically called for by the Proposal — that is, limiting executive base salary to $250,000 per officer, and converting any current base salary above that amount to restricted stock as described in the Proposal — we are of the opinion that the Proposal would, if implemented, cause the Company to violate California law.

FACTUAL DISCUSSION

Although the Company is incorporated under the laws of the State of Delaware, its headquarters are located in the State of California and many of its contracts are governed by California law. The Company has recently entered into an employment arrangement with Greg Dougherty, the new Chief Executive Officer of the Company, in connection with his being appointed to the position effective June 6, 2013. Although the Company and Mr. Dougherty are still finalizing the written employment agreement that will memorialize the terms of his employment with the Company, the parties have agreed in principle to the material terms of his employment (the "***Dougherty Employment Terms***"), as evidenced by the Company's filing of the June 2013 8-K under Item 5.02. The Dougherty Employment Terms, among other compensation terms, provide that Mr. Dougherty will receive a base salary of $600,000 per year, and do not provide for any payment of such amount in the form of restricted stock. The Company and Mr. Dougherty have agreed that the written employment agreement will be governed by California law.

Due to the fact that the Dougherty Employment Terms obligate the Company to pay Mr. Dougherty a base salary in an amount that is greater than $250,000 and do not permit the conversion of base salary above this amount into restricted stock or other equity, if the Company were to implement the Proposal – which seeks to limit the base salary of each officer of the

Company to $250,000 and pay any additional compensation in restricted stock – we are of the opinion that the Company would breach the terms of the arrangement with Mr. Dougherty.

As a general matter, a breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract." *Williston on Contracts* 1290 (3d ed. 1968). The Supreme Court of California has held that the essential elements for a breach of contract are: (1) the contract; (2) plaintiff's performance or excuse for nonperformance; (3) defendant's breach; and (4) the resulting damages to plaintiff. *See Reichert v. General Ins. Co.*, 68 Cal. 2d 822, 830 (1968). It is also well-settled law in California that a breach of a contract occurs when a duty to perform is not fulfilled and, in such instance, the non-breaching party is entitled to seek monetary damages. *See Linden Partners v. Wilshire Linden Assoc.*, 62 Cal. App. 4th 508, 531-32 (Cal. Ct. App. 1998) (providing that "[a]ny nonperformance of a duty under a contract when performance is due is a breach. This includes defective performance as well as an absence of performance; defective performance can be inadvertent as well as intentional, and the duty can be imposed by the court as well as by a promise stated in the agreement."). *See also Erich v. Granoff*, 109 Cal. App. 3d 920, 930 (1980) (providing that "[t]he unjustified failure of an obligor to perform a contract constitutes a breach of that contract" (citing Rest., Contracts, § 312 and 1 Witkin, Summary of Cal. Law (8th ed. 1973) § 616, p. 525)). Further, this principle is codified in California law in CALIFORNIA CIVIL CODE §3300 (2008), which provides, in part, that the non-breaching party should be compensated for all the detriment proximately caused by a breach of the other party.

In addition, the Staff of the Division of Corporation Finance of the SEC (the "***Staff***") has recognized that if a proposal would cause a company to breach existing contracts, the proposal may be omitted from a company's proxy statement under Rule 14a-8(i)(2) promulgated under the Securities Exchange Act of 1934, as amended. Staff Legal Bulletin No. 14B (Sept. 15, 2004) provides that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . . ."

The opinion expressed herein is limited to the laws of the State of California as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction on the opinions expressed herein. Our opinion is limited to that expressly set forth herein and subject to the further limitations, qualifications and assumptions set forth herein, and we express no opinion by implication.

The opinion expressed herein is solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our written permission.

Very truly yours,

